Exhibit 99.1

Estre Ambiental to Hold its Annual General Meeting on October 25, 2018

SÃO PAULO, September 20, 2018 -- Estre Ambiental, Inc. (NASDAQ: ESTR),  (the “Company” or “Estre”) announces that it will hold its annual general meeting of shareholders (the “AGM”) at the offices of the Company located at 1830, Presidente Juscelino Kubitschek Avenue, Tower I, 3rd Floor, Itaim Bibi, São Paulo, 04543-900 – SP, Brazil on October 25, 2018 at 10.30am (São Paulo time). The AGM will be webcast live over the Internet. Shareholders entitled to attend and vote at the AGM should attend the AGM online by visiting www.virtualshareholdermeeting.com/ESTR2018 and following the instructions online. By attending the AGM online, shareholders can vote their shares electronically and submit questions during the AGM.

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.          to resolve, as an ordinary resolution, that Gesner Oliveira, Fabio Pinheiro and Ricardo Pelúcio be appointed as Class I Directors of the Company with immediate effect, each to hold office in accordance with the amended and restated memorandum and articles of association of the Company (the “Articles”);

2.          to resolve, as an ordinary resolution, that the appointment of Ernst & Young Auditores Independentes S.S. as the independent auditors of the Company for the financial year ending 31 December 2018 be approved, ratified and confirmed; and

3.          to consider and act upon all other matters which may properly come before the AGM or any adjournment thereof in accordance with the Articles.

The board of directors of the Company has set the close of business (São Paulo time) on September 7, 2018 as the record date (the “Record Date”) for the purpose of determining the shareholders of record entitled to notice of, and to vote at, the AGM or any adjournment(s) thereof. Holders of record of the Company’s ordinary shares and Class B shares as of the close of business on the Record Date are entitled to attend the AGM and any adjournment thereof.

The Company’s 2017 annual report for the fiscal year ended 31 December 2017 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on 20 June 2018, and amended by Amendment No. 1 thereto filed with the Commission on 2 July 2018 (together, the “Form 20-F”). Shareholders may obtain a copy of the Form 20-F, free of charge, from the Company’s website at http://www.estre.com.br/new-investor-relations/?lang=en, or by contacting the Company’s Investor Relations Department at 1830, Presidente Juscelino Kubitschek Avenue, Tower I, 3rd Floor, Itaim Bibi, São Paulo, 04543-900 – SP, Brazil, by email at ir@estre.com.br, or by telephone at +55 11 3709-2358.

Forward-Looking Statements

This press release may contain forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements.  Forward-looking statements are subject to a number of risks and uncertainties. Forward-looking statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause future events, including the Company’s results of operations, to differ materially from current expectations. All forward-looking statements included herein are based upon information available to the Company as of the date hereof, which may change, and the Company undertakes no obligation to update or revise any forward-looking statements, except as may be required under applicable securities law.

Contacts

Investor Relations
ir@estre.com.br
 +55 11 3709-2358

Media Relations
press@estre.com.br
 +55 11 3709-2421